Algonquin Power & Utilities Corp. Reports Third Quarter 2026 Financial Results
Reports third quarter 2026 net earnings1 per common share of $0.07 and Adjusted Net Earnings per common share2 of $0.11
Supporting anticipated economic development and affordability protections for residential and small-business customers through filing of Large Load Tariff in Missouri
Advanced portfolio simplification with sale of Suralis
OAKVILLE, Ontario - November 6, 2026 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) ("AQN", "Algonquin" or the "Company") today reported third quarter 2026 net earnings of $57.6 million, or $0.07 per common share, and Adjusted Net Earnings2 of $88.1 million, or $0.11 per common share. For the nine months ended September 30, 2026, net earnings were $145.6 million, or $0.19 per common share, and Adjusted Net Earnings2 were $216.9 million, or $0.28 per common share. These results compared to net earnings of $71.0 million, or $0.09 per common share, and Adjusted Net Earnings2 of $69.0 million, or $0.09 per common share, for the third quarter of 2025, and net earnings of $178.6 million, or $0.23 per common share, and Adjusted Net Earnings2 of $211.6 million, or $0.28 per common share, for the nine months ended September 30, 2025.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
“Our progress in the third quarter reflects continued execution of our ‘Back to Basics’ strategy as we transform into a premier, pure-play utility,” said Rod West, Chief Executive Officer of AQN. “We advanced key regulatory priorities, including the filing of our proposed Large Load Tariff in Missouri, designed to support economic development and protect affordability for residential and small business customers. We also completed the sale of our ownership stake in our Chilean water utility, further simplifying our portfolio and enabling the prospect of capital recycling into our regulated utility businesses. We remain focused on disciplined execution and delivering compelling long-term value for our customers, communities and shareholders.”
Net earnings (loss) by business unit and total Adjusted Net Earnings2

	Three months ended		Nine months ended
	September 30,		September 30,
(all dollar amounts in $ millions except per share information)	2026	2025	2026	2025
Net earnings by business units
Net earnings for Regulated Services Group	$72.6	$103.6	$222.0	$271.1
Net earnings for Hydro Group	2.1	3.3	7.3	28.8
Net loss for Corporate Group	(17.1)	(35.9)	(83.7)	(121.3)
Net earnings attributable to common shareholders	57.6	71.0	145.6	178.6

Adjusted Net Earnings[2]	$88.1	$69.0	$216.9	$211.6

Per common share
Basic and diluted net earnings	$0.07	$0.09	$0.19	$0.23
Adjusted Net Earnings[2]	$0.11	$0.09	$0.28	$0.28
Weighted average number of common shares outstanding	769,953,614	768,226,488	769,480,819	767,986,630
1 All amounts herein are from continuing operations and are attributable to common shareholders, unless otherwise noted
2 Please refer to "Non-GAAP Measures" below

Business Segment Highlights
Regulated Services Group Overview
Achieved regulatory progress across key proceedings:
•Empire Electric Missouri filed its Large Load Tariff with the Missouri Public Service Commission on September 11, 2026. The proposed tariff is intended to support economic development and large-load investment while protecting residential and small-business customers by requiring large load customers to pay their representative cost of service.
•Litchfield Park Water & Sewer obtained its final rate case decision on August 12, 2026. The decision approved a $14.9 million revenue adjustment, a 9.4% authorized return on equity, a 54% authorized equity ratio, and included a formula rate mechanism, consistent with other approved rate case decisions in Arizona.
•Empire Electric gained FERC approval for Construction Work In Progress and Abandonment treatment for SPP transmission line projects on August 31, 2026.
•Empire Electric Oklahoma filed its rate case with the Oklahoma Corporation Commission on August 14, 2026. The filing includes a requested revenue adjustment of $7.0 million, a return on equity of 10.0%, and an equity ratio of approximately 54.8%. The filing also includes a proposed performance-based rate mechanism and a two-year phase-in of rates.
•Granite State filed its rate case with the New Hampshire Public Utilities Commission (“NHPUC”) on October 6, 2026. The filing includes a requested revenue adjustment of $12.3 million, a return on equity of approximately 10.25%, and an equity ratio of 52.0%.
Regulated Services Group — Third Quarter 2026
The Regulated Services Group reported net earnings of $72.6 million in the third quarter of 2026, compared to net earnings of $103.6 million in the third quarter of 2025. Key drivers for the third quarter were primarily:
•Favourable weather impact of $20.4 million compared to the same period in 2025;
•Implementation of approved rates totaling $11.4 million primarily from a CalPeco rate impact of $12.1 million and an Empire Electric Missouri rate impact of $11.2 million offset by higher wildfire insurance costs and lower Gas System Enhancement Plan revenue due to timing of new rates at the New England Gas system;
•Favourable permanent tax differences and net effect of non-controlling interests of $7.1 million;
•Increased operating, maintenance, and depreciation expenses of $10.5 million primarily consisting of the non-recurrence of a 2025 favourable $7.1 million depreciation deferral adjustment at EnergyNorth and $4.4 million in higher gas operating expenses;
•Increased interest expenses of $21.8 million primarily associated with a senior note offering by Liberty Utilities Co. in June 2026 (the “Senior Note Offering”); and
•One-time items of $35.4 million consisting primarily of $16.6 million of non-recoverable costs and additional accruals in connection with the Mountain View Fire, the non-recurrence of a $9.1 million 2025 gain related to the settlement of a Bermuda Electric swap, and an $8.3 million loss on the net assets of the Suralis Holdco classified as held for sale.
Regulated Services Group — Year-to-Date 2026
The Regulated Services Group reported net earnings of $222.0 million for the nine months ended September 30, 2026, compared to net earnings of $271.1 million for the comparable period in 2025. Key drivers of year-to-date results were:
•Adjustment of approved rates at CalPeco of $85.0 million, including retroactive revenues of $48.6 million, partially offset by higher wildfire insurance expenses of $39.7 million;
•Weather and other revenue adjustments of $24.5 million consisting of approved rates and other items across multiple other utility systems of $13.3 million and favourable weather of $11.2 million compared to the same period in 2025;
•Increases in operating and maintenance expenses, depreciation, taxes and other items of $18.0 million, primarily driven by higher labor, benefits and maintenance costs, and property taxes totaling $16.5 million;
•Increased interest expenses of $34.5 million driven primarily by $23.5 million associated with the Senior Note Offering in June 2026;
•Non-recurrence of certain items totaling $7.8 million including rate base reductions and depreciation deferral adjustments; and

•One-time items of $59.5 million primarily consisting of $33.8 million of non-recoverable costs and additional accruals in connection with the Mountain View Fire, an $8.3 million loss on sale of the Company’s ownership stake of Suralis, and the non-recurrence in 2025 of a $9.1 million gain recognized on the settlement of a swap at Bermuda Electric.
Hydro Group – Third Quarter and Year-to-Date 2026
The Hydro Group recorded net earnings of $2.1 million in the third quarter of 2026, compared to net earnings of $3.3 million in the third quarter of 2025, and recorded net earnings of $7.3 million for the nine months ended September 30, 2026 compared to $28.8 million for the same period in 2025. For the third quarter, results were driven by lower revenue and for year-to-date, the decrease in net earnings was primarily due to the non-recurrence of income tax recoveries of $15.9 million.
Corporate Group – Third Quarter and Year-to-Date 2026
The Corporate Group recorded a net loss of $17.1 million in the third quarter of 2026, compared to a net loss of $35.9 million for the same period in 2025, and recorded a net loss of $83.7 million for the nine months ended September 30, 2026, compared to a net loss of $121.3 million in the same period in 2025. For the third quarter and year-to-date periods the decrease in net loss was primarily due to the repayment on June 15, 2026 of $1,150 million of debt previously held at the Corporate Group, following the Senior Note Offering.
Additionally, AQN continues to maintain investment grade credit ratings and uses hedging contracts to manage its exposure to changes in interest rates. As of September 30, 2026, AQN has hedging contracts on approximately $1.4 billion of “hybrid” (i.e. long-term) debt instruments.
AQN’s planned U.S. redomicile remains on track, with the private letter ruling process with the Internal Revenue Service progressing as expected. Engagement with relevant regulatory authorities has proceeded as anticipated.
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, November 6, 2026, hosted by Chief Executive Officer, Rod West, and Chief Financial Officer, Rob Stefani.

Date:	Friday, November 6, 2026
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (646) 307-1963
	Conference ID:	4564539
Webcast:	https://edge.media-server.com/mmc/p/fz87cj2k
Presentation also available at: www.algonquinpower.com
AQN’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2026 and management discussion and analysis for the three and nine months ended September 30, 2026, (the “Interim MD&A”) will be available on its website at www.algonquinpower.com and in its corporate filings on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar (for U.S. filings).
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", “anticipates”, “prospect”, “intends”, “plans”, (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s execution of its strategy; value creation for customers, communities and shareholders; the Company’s transformation to become a premier pure-play regulated utility; regulatory filings and proceedings, including the expected timing, impacts and outcomes thereof; and the Company’s intention to redomicile to the United States. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2025, and Interim MD&A each of which is or will be available on SEDAR+ and EDGAR.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term "Adjusted Net Earnings" is used in this news release and is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, Adjusted Net Earnings is presented in this news release on a per common share basis. "Adjusted Net Earnings per common share" is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings exclusive of these items:

	Three months ended		Nine months ended
	September 30,		September 30,
(all dollar amounts in $ millions except per share information)	2026	2025	2026	2025
Net earnings attributable to common shareholders	$57.0	$36.2	$141.6	$151.9
Add (deduct):
Loss from discontinued operations, net of tax	0.6	34.8	4.0	26.7
Gain on derivative financial instruments	—	(8.7)	—	(1.8)
Restructuring costs[3]	7.7	9.6	36.6	22.0
Mountain View Fire related costs[3]	16.6	—	33.8	—
Loss on net assets classified as held for sale[4]	8.3	—	8.3	—
Loss (Gain) on foreign exchange	1.9	(2.3)	5.7	15.6
Change in value of investments carried at fair value[5]	—	(0.1)	—	(0.1)
Adjustment for taxes related to above	(4.0)	(0.5)	(13.1)	(2.7)
Adjusted Net Earnings	$88.1	$69.0	$216.9	$211.6
Adjusted Net Earnings per common share	$0.11	$0.09	$0.28	$0.28
Contacts
Investor Inquiries:
Brian Chin - Vice President, Investor Relations
Amanda Bersing - Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose - Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
3 See Note 12 in the unaudited interim condensed consolidated financial statements.
4 See Note 19 in the unaudited interim condensed consolidated financial statements.
5 See Note 5 in the unaudited interim condensed consolidated financial statements.